One Golden Thread, PBC
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: One Golden Thread, PBC Management

We have reviewed the accompanying financial statements of One Golden Thread, PBC (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

May 7, 2026

ONE GOLDEN THREAD, PBC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and cash equivalents	$	342,121	510,373
Accounts receivable		-	9,535
Inventory		405,977	360,909
Other current assets		107,537	105,700
Total Current Assets		855,634	986,517
Non-Current Assets:			
Fixed assets, net	$	112,838	126,094
Right of use assets		684,499	868,780
Other non-current assets		18,500	18,500
Total Non-Current Assets		815,836	1,013,374
TOTAL ASSETS	$	1,671,471	1,999,891
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	351,610	590,077
Credit card payable		155,630	200,108
Lease liabilities, current		193,074	183,750
Other current liabilities		313,175	276,421
Total Current Liabilities	$	1,013,489	1,250,356
Non-Current Liabilities:			
Convertible notes	$	658,000	200,000
Interest payable		37,540	-
Lease liabilities, non-current		496,311	689,385
Total Non-Current Liabilities	$	1,191,851	889,385
TOTAL LIABILITIES		2,205,339	2,139,741
EQUITY			
Class A Voting Common Stock	$	100	100
Class B Nonvoting Common Stock		13	13
Series Seed Preferred Stock		25	25
Series A Preferred Stock		46	46
Additional paid in capital		3,581,826	3,584,383
Accumulated deficit		(4,115,879)	(3,724,417)
TOTAL EQUITY	$	(533,869)	(139,849)
TOTAL LIABILITIES AND EQUITY	$	1,671,471	1,999,891

See Accompanying Notes to these Unaudited Financial Statements

ONE GOLDEN THREAD, PBC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	5,626,305	5,098,446
Cost of goods sold		(1,883,117)	(1,699,942)
Gross Profit	$	3,743,189	3,398,504
Operating Expenses			
Depreciation expense	$	13,256	7,271
Amortization expense		-	-
Operating lease expense		222,532	148,355
Advertising and marketing		2,135,697	2,712,847
General and administrative		1,268,669	1,337,178
Payroll expense		461,205	326,007
Total Operating Expenses		**4,101,360**	**4,531,657**
Total Loss from Operations	$	**(358,171)**	**(1,133,154)**
Other Income			
Duties income	$	3,642	5,181
Interest expense		(37,540)	-
Interest income		606	1,408
Total Other Income		**(33,291)**	**6,590**
Net Loss	**$**	**(391,462)**	**(1,126,564)**

See Accompanying Notes to these Unaudited Financial Statements

ONE GOLDEN THREAD, PBC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Class A Voting Common Stock		Class B Nonvoting Common Stock		Series Seed Preferred Stock		Series A Preferred Stock		Additional Paid In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/24	1,000,000	100	133,441	13	248,437	25	348,462	35	2,916,273	(2,546,002)	370,444
Prior period adjustment	-	-	-	-	-	-	-	-	-	(51,851)	(51,851)
Options	-	-	-	-	-	-	-	-	1,122	-	1,122
Issuance of Preferred Stock	-	-	-	-	-	-	115,650	12	666,988	-	667,000
Net loss	-	-	-	-	-	-	-	-	-	(1,126,564)	(1,126,564)
Ending balance at 12/31/24	1,000,000	100	133,441	13	248,437	25	464,112	46	3,584,383	(3,724,417)	(139,849)
Options	-	-	-	-	-	-	-	-	5,218	-	5,218
Offering Cost	-	-	-	-	-	-	-	-	(7,775)	-	(7,775)
Net loss	-	-	-	-	-	-	-	-	-	(391,462)	(391,462)
Ending balance at 12/31/25	1,000,000	100	133,441	13	248,437	25	464,112	46	3,581,826	(4,115,879)	(533,869)

See Accompanying Notes to these Unaudited Financial Statements

ONE GOLDEN THREAD, PBC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net loss	$	(391,462)	(1,126,564)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustments		-	(51,851)
Stock based compensation		5,218	1,122
Depreciation expense		13,256	7,271
Operating lease adjustments		532	4,355
Accounts receivable		9,535	(4,471)
Inventory		(45,068)	51,165
Other assets		(1,837)	(90,632)
Accounts payable		(238,466)	353,095
Credit card payable		(44,478)	(101,708)
Interest payable		37,540	-
Other current liabilities		36,754	167,645
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(227,015)	335,990
Net Cash used in Operating Activities	$	(618,478)	(790,574)
INVESTING ACTIVITIES			
Fixed assets, net	$	-	(81,514)
Net Cash used in Investing Activities	$	-	(81,514)
FINANCING ACTIVITIES			
Convertible notes		458,000	200,000
Series A Preferred Stock		-	12
Additional paid in capital		(7,775)	666,988
Net Cash provided by Financing Activities	$	450,225	867,000
Cash at the beginning of period		510,373	515,462
Net Cash decrease for period	$	(168,253)	(5,089)
Cash at end of period	$	342,121	510,373
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		3,232	5,547
Income taxes		-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

Stock-based compensation expense of $5,218 and $1,122 was recognized in 2025 and 2024, respectively, in connection with the Company's share option arrangements.

See Accompanying Notes to these Unaudited Financial Statement

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

One Golden Thread PBC ("the Company") was formed in Delaware on July 29, 2016. The Company earns revenue through the sale of apparel and clothing products offered both online and at its flagship retail store located in Venice, California. The Company's headquarters is in Venice, California. The Company's customers are located worldwide. In 2026, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise additional operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying financial statements have been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has incurred recurring losses, experienced negative operating cash flows, and has relied on external financing to fund its operations.

Management has evaluated these conditions and has implemented measures to improve the entity's financial position and support its operations. These steps include initiatives to grow revenue, improve gross margins, manage expenses, and pursue additional funding. Management notes that operating results over the past two years reflect improving trends consistent with these initiatives, achieving positive net income in Q4 2025. The Company expects to be profitable for the full year of 2026. However, the success of these plans is subject to inherent uncertainties and cannot be assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

One Golden Thread, PBC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $342,121 and $510,373 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company primarily generates revenue through online and retail store sales, which are paid for at the point of sale. Accordingly, the Company generally does not extend credit to customers and does not maintain significant accounts receivable balances related to these transactions.

A small portion of the Company's revenue is derived from wholesale sales to third-party retailers, which are typically on a cash-on-delivery ("COD") basis. As such, accounts receivable are minimal and are recorded only for short-term timing differences between delivery and receipt of payment.

Inventory

Inventory consists primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. On December 31, 2025, inventory consisted entirely of finished goods totaling $405,977. At December 31, 2024, inventory consisted of finished goods totaling $286,519, raw materials amounting to $34,818, and work in progress totalling $39,572 for a total inventory balance of $360,909.

One Golden Thread, PBC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Furnitures and Equipments	3-5	133,365	$133,365
Less Accumulated Depreciation		(20,527)	(7,271)
Totals		112,838	126,094

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through three primary revenue streams: e-commerce (online sales), retail store sales, and wholesale sales to third-party retailers.

E-Commerce (Online Sales)

The Company's primary performance obligation for e-commerce sales is the delivery of apparel and clothing products purchased through the Company's website. Customers pay in full at the point of sale. Orders are typically fulfilled and shipped shortly after payment is received. Revenue from online sales is recognized when control of the products is transferred to the customer upon shipment or delivery, depending on the terms of sale. The Company records no receivables for these transactions as payments are received immediately.

Retail Store Sales

The Company also earns revenue from the sale of merchandise through its retail store located in Venice, California. Payment is received at the time of purchase, either in cash or by credit card. The performance obligation is satisfied when the customer takes possession of the purchased items. Accordingly, revenue is recognized at that point. As with e-commerce sales, there are no trade receivables generated from retail transactions.

One Golden Thread, PBC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

Wholesale Sales

A small portion of the Company's revenue is derived from wholesale sales to third-party retailers for resale. These sales are generally on a cash-on-delivery ("COD") basis. Revenue from wholesale sales is recognized when control of the inventory transfers to the customer, which typically occurs upon delivery. Because payment is received at the time of delivery, the Company does not maintain significant accounts receivable balances related to these transactions.
The Company does not expect to have material deferred revenue balances, as all payments are collected either in advance of or at the time of delivery.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. During the years ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $5,218 and $1,122, respectively.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding Class B Nonvoting Common Stock:

_____

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	62,432	0.27
Granted	-	-
Exercised	-	-
Total options outstanding, December 31, 2024	62,432	0.27
Granted	16,800	1
Exercised	-	-
Total options outstanding, December 31, 2025	79,232	0.42
Options exercisable, December 31, 2025	66,182	0.42

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	1,151,676	1,034,864
Other Temporary Differences	1,557	335
Gross Deferred Tax Asset	**1,153,233**	**1,035,199**
Less: Valuation Allowance	(1,153,233)	(1,035,199)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025 and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $3,859,505 and $3,468,043, respectively. The net operating loss carryforwards as of December 31, 2025 are based on management's estimates, as the related income tax returns have not yet been filed, and are subject to change upon finalization of those returns. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs generally expire 20 years after the year they were incurred. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

_____

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	1,153,233	1,035,199
Valuation Allowance	(1,153,233)	(1,035,199)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(82,207)	21.00%	(236,578)	21.00%
State taxes, net of federal benefit	(34,605)	8.84%	(99,588)	8.84%
Change in Valuation Allowance	116,813	-29.84%	336,167	-29.84%
Total Income Tax Expense (benefit)	-	-	-	-

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2025 and 2024 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

_____

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company leases the property located at 1216 Abbot Kinney Blvd, Venice, CA 90291. The leased premises include the entire land and building comprising approximately 600 square feet, as well as the exclusive use of a rear outdoor patio totaling about 720 square feet. The lease agreement was executed on April 1, 2024, and commenced in May 2024. The implicit interest rate used for lease accounting purposes is 4.96%.

A summary of operating lease expenses, cash flows, and liabilities as of December 31, 2025 is presented below:

	Year Ending
Lease expense	2025-12
Operating lease expense	222,532
Total	222,532

Other Information	
Operating cash flows from operating leases	222,000
Weighted-average remaining lease term in years for operating leases	3.33
Weighted-average discount rate for operating leases	4.96%

Maturity Analysis	Operating
2026-12	222,000
2027-12	222,000
2028-12	226,440
2029-12	76,220
Thereafter	0
Total undiscounted cash flows	746,660
Less: present value discount	(57,275)
Total lease liabilities	689,385

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging on October 31, 2028. The notes are convertible into shares of the Company's common stock at a 82% discount during a change of control or qualified financing event.

_____

NOTE 6 – EQUITY

Common Stock

The Company has authorized 2,768,616 shares of common stock, consisting of 2,268,616 shares of Class A Voting Common Stock with a par value of $0.0001 per share and 500,000 shares of Class B Nonvoting Common Stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, 1,000,000 shares of Class A Voting Common Stock and 133,441 shares of Class B Common Stock were issued and outstanding.

Voting: Holders of Class A Voting Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class B Common Stock is nonvoting and holders are not entitled to vote on any matter, except to the extent required by applicable law.

Dividends: The holders of Class A Voting Common Stock and Class B Common Stock are entitled to receive, on a pari passu basis, dividends when and if declared by the Board of Directors, subject to the preferential dividend rights of the Preferred Stock. In the event dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, holders of Class A Voting Common Stock shall receive Class A Voting Common Stock and holders of Class B Common Stock shall receive Class B Common Stock.

Liquidation Rights: In the event of liquidation, dissolution, or winding up of the Company, holders of Class A Voting Common Stock and Class B Common Stock are entitled to share equally, on a per share basis, in all assets of the Company available for distribution to common stockholders, subject to the preferential liquidation rights of the Preferred Stock.

Preferred Stock

The Company has authorized 1,013,121 shares of preferred stock, consisting of 492,937 shares of Series Seed Preferred Stock with a par value of $0.0001 per share and 520,184 shares of Series A Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, 248,437 shares of Series Seed Preferred Stock and 464,112 shares of Series A Preferred Stock were issued and outstanding.

Voting: Preferred stockholders have voting rights equal to the number of whole shares of Class A Voting Common Stock into which their preferred shares are convertible. Preferred stockholders vote together with holders of Class A Voting Common Stock as a single class on an as-converted basis on all matters submitted to stockholders.

Dividends: The holders of Preferred Stock are entitled to receive dividends, when and if declared by the Board of Directors, on a pari passu basis with Common Stock according to the number of shares of Common Stock held by such holders on an as-converted basis. For this purpose, each holder of Preferred Stock is treated as holding the number of shares of Common Stock issuable upon conversion of their Preferred Stock. As of December 31, 2025 and 2024, no dividends had been declared.

Redemption: The Preferred Stock is not subject to mandatory redemption.

Conversion: Each share of Series Seed Preferred Stock is convertible, at the option of the holder, into shares of Class A Voting Common Stock at a conversion ratio determined by dividing the Series Seed Original Issue Price of $3.043 per share by the applicable Conversion Price (initially $3.043, subject to adjustment). Each share of Series A Preferred Stock is convertible, at the option of the holder, into shares of Class A Voting Common Stock at a conversion ratio determined by dividing the Series A Original Issue Price of $5.7672455 per share by the applicable Conversion Price (initially $5.7672455, subject to adjustment). The conversion ratio is subject to customary anti-dilution adjustments for stock splits, stock dividends, combinations, and certain other events.

All outstanding shares of Preferred Stock will automatically convert into Class A Voting Common Stock upon (i) the closing of a firm-commitment underwritten public offering resulting in at least $30,000,000 of gross proceeds at a price per share equal to or exceeding three times the Series A Original Issue Price, or (ii) the date and time

One Golden Thread, PBC
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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specified by vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Company, or a deemed liquidation event (as defined in the Company's certificate of incorporation), the holders of Series A Preferred Stock are entitled to receive, prior to and in preference to any distribution to holders of Series Seed Preferred Stock and Common Stock, an amount per share equal to the greater of (a) the Series A Original Issue Price of $5.7672455 per share, plus any declared but unpaid dividends, or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately before such event.

After payment of the Series A Preferred Stock liquidation preference, the holders of Series Seed Preferred Stock are entitled to receive, prior to and in preference to any distribution to holders of Common Stock, an amount per share equal to the greater of (a) the Series Seed Original Issue Price of $3.043 per share, plus any declared but unpaid dividends, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock immediately before such event.

After payment in full of the liquidation preferences to the holders of Series A Preferred Stock and Series Seed Preferred Stock, the remaining assets available for distribution shall be distributed among the holders of Common Stock pro rata based on the number of shares held.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2026, the date these financial statements were available to be issued.

On March 13, 2026, the Company entered into a lease extension related to its operating lease for the premises located at 1216 Abbot Kinney Blvd., Venice, California, under the original lease dated April 1, 2024. The extension provides for an additional three-year term commencing May 1, 2026 and ending April 30, 2029.